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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

  FEINBERG              STEPHEN
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   (Last)               (First)                 (Middle)

C/O CERBERUS PARTNERS, L.P.
450 PARK AVENUE - 28TH FLOOR
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                                    (Street)

NEW YORK                   NY                   10022
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   DUALSTAR TECHNOLOGIES CORPORATION (DSTR)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   DECEMBER/2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X*]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7.  Individual or Joint/Group Filing (Check Applicable Line)

    [X*] Form filed by One Reporting Person
    [  ] Form filed by More than One Reporting Persion

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A) or      Amount of     ship
                                                    3.           Disposed of (D)                 Securities    Form:    7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month      Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)        (Instr.4) (Instr. 4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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                                                                                 Common                                   By limited
Warrants             $4.00*   12/18/00*  J*           175,000* IMMED.* 12/31/07* Stock    175,000*         2,950,000* I*  liability
(right to buy)                                                                                                            company*
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Explanation  of  Responses:

*The securities reported herein consist of warrants to purchase shares of the Common Stock, par value $.01 per share (the "Common Stock"), of DualStar Technologies Corporation ("DualStar"), which are held by DSTR Warrant Co., LLC. The reporting person exercises sole voting and investment control of all securities of DualStar held by DSTR Warrant Co., LLC.

*The number of warrants reported herein is subject to reduction in part, or termination in full, in certain events.

* The reported transaction consists of the transfer by DSTR Warrant Co., LLC, pursuant to a participation agreement entered into on December 18, 2000, of an undivided participating interest in 5.6% of the warrants to purchase the 3,125,000 shares of the Common Stock of DualStar held by DSTR Warrant Co., LLC. Pursuant to such participation agreement, the reporting person, through DSTR Warrant Co., LLC, retained all voting and investment control with respect to the warrants and the shares of the Common Stock underlying the warrants.

*The reporting person's interest in the securities reported herein is limited to his pecuniary interest in such securities, if any.


By: /s/Stephen Feinberg                                   January 8, 2001
    ________________________________                      _______________
 **Signature of Reporting Person                          Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

       Potential persons who are to respond to the collection of information contained in this form are not required unless the form displays a currently valid OMB Number